Exhibit 3.4

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

VYSTAR CORPORATION

Pursuant to the provisions of the Georgia Business Corporation Code, the corporation hereinafter named (the “Corporation”), does hereby adopt the following Articles of Amendment.

ARTICLE ONE

The name of the corporation is Vystar Corporation (the “Corporation”).

ARTICLE TWO

The Articles of Incorporation of Vystar Corporation be amended by deleting the first paragraph of Article Four in its entirety and substituting therefore the following language:

“The Corporation shall have the authority to issue two classes of shares to be designated respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is One Hundred Sixty-Five Million (165,000,000) shares of which One Hundred Fifty Million (150,000,000) shall be shares of Common Stock and Fifteen Million (15,000,000) shall be Preferred Stock.  Each share of Common Stock and Preferred Stock shall have a par value $.0001.”

ARTICLE THREE

The amendment provided for herein was duly adopted by the Board of Directors of the Corporation on September 16, 2013.

ARTICLE FOUR

The amendment provided for herein was duly adopted by the shareholders of the Corporation on September 16, 2013.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed and attested by its duly authorized officer, this 20th day of September, 2013.

VYSTAR CORPORATION

/s/ W. Dean Waters

By:  W. Dean Waters

Title:  Chief Financial Officer